Report of Independent Accountants

To the Management of
NRG South Central Generating LLC:

In our opinion, the accompanying carve-out statement of net assets and the related carve-out statement of certain revenue and expenses present fairly, in all material respects, the net assets of the Cajun Electric (Cajun Facilities) business to be acquired by Louisiana Generating LLC at December 31, 1999 and 1998, and certain revenue and expenses of its operations for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of NRG South Central Generating LLC's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 3, the accompanying carve-out financial statements were prepared to present the net assets of the Cajun Electric (Cajun Facilities) business to be acquired by Louisiana Generating LLC and the certain revenue and expenses related to such business and are not intended to be a complete presentation of the assets, liabilities, revenue, expenses and cash flows of Cajun Electric Power Cooperative, Inc.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
March 7, 2000

CAJUN ELECTRIC (CAJUN FACILITIES)

CARVE-OUT STATEMENT OF NET ASSETS

	December 31,
	1999	1998
	(in thousands)
Assets
Utility plant
Electric plant in service	$1,198,928	$1,191,375
Less: Accumulated depreciation and amortization	632,899	594,539
	566,029	596,836
Construction work in progress	3,996	1,455
Electric plant held for future use	9,904	9,904
	579,929	608,195
Other property and investments
Non-utility property	670	670
Decommissioning reserve fund	3,518	3,225
	4,188	3,895

Current assets
Accounts receivable — electric customers
Members	25,944	23,504
Nonmembers	6,220	4,725
Accounts receivable — other	1,678	2,043
Fuel and supplies inventories	34,234	40,578
Prepaids	1,600	1,316
	69,676	72,166
Total assets	$653,793	$684,256
Liabilities
Current liabilities
Accounts payable	$ 4,806	$ 2,114
Taxes other than income tax	150	215
Other accrued expenses	8,966	13,904
	13,922	16,233
Decommissioning	3,518	3,225
Total liabilities	17,440	19,458
Net assets	$636,353	$664,798

See accompanying notes to financial statements.

CAJUN ELECTRIC (CAJUN FACILITIES)

CARVE-OUT STATEMENT OF CERTAIN REVENUE AND EXPENSES

	Year Ended December 31,
	1999	1998	1997
	(in thousands)
Operating revenue
Sales of electric energy
Members	$292,090	$289,856	$280,109
Nonmembers	75,258	66,341	65,715
Other	1,214	1,379	958
	368,562	357,576	346,782
Operating expenses
Power production
Fuel	165,597	154,964	154,257
Operations and maintenance	36,673	37,405	37,236
Purchased power	10,951	11,645	12,681
Other power supply expenses	577	592	578
Transmission	30,246	29,882	41,687
Administrative and general	9,711	9,122	9,437
Depreciation and amortization	37,930	38,117	39,537
Taxes, other than income	7,093	7,629	8,575
	298,778	289,356	303,988
Operating income	69,784	68,220	42,794
Other income and expenses
Interest, rents and leases	463	456	695
Other income	545	787	730
Loss on asset dispositions	(2,878)	(5,900)	(481)
	(1,870)	(4,657)	944
Revenues in excess of expenses	$67,914	$63,563	$43,738

See accompanying notes to financial statements.

CAJUN ELECTRIC (CAJUN FACILITIES)

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

1. Business Description

          The accompanying "carve-out" financial statements present the net assets and certain revenue and expenses of the non-nuclear electric power generating business (herein named "Cajun Electric (Cajun Facilities)") of Cajun Electric Power Cooperative, Inc. (the "Cooperative"). The Cooperative is a rural electric generation and transmission cooperative wholly owned by 11 distribution cooperatives (the "Members"). Pursuant to a competitive bidding process following the Cooperative's Chapter 11 bankruptcy proceeding, Louisiana Generating LLC has agreed to acquire the Cooperative's non-nuclear electric power generating facilities (see Notes 2 and 3). Louisiana Generating LLC is a wholly owned subsidiary of NRG South Central Generating LLC, which in turn is an indirect wholly owned subsidiary of NRG Energy, Inc. NRG Energy, Inc. is a wholly owned subsidiary of Northern States Power Company.

2. Bankruptcy Proceeding

Bankruptcy Filing

          On December 21, 1994 (the "Petition Date"), the Cooperative filed a Petition for Reorganization under Chapter 11 of the United States Bankruptcy Code and began operating as debtor-in-possession under the supervision of the United States Bankruptcy Court for the Middle District of Louisiana (the "Bankruptcy Court"). In August 1995, the United States District Court for the Middle District of Louisiana (the "Court") ordered the appointment of a trustee (the "Trustee") to oversee the Cooperative's operations for the benefit of claim holders and interest holders. All debts of the Cooperative as of the Petition Date were stayed by the bankruptcy petition and subject to compromise pursuant to such proceedings. The Cooperative operated its business and managed its assets in the ordinary course as debtor-in-possession, and was required to obtain Trustee approval for transactions outside the ordinary course of business.

Plan of Reorganization and Acquisition

          On January 22, 1996, the Court approved the Trustee's motion to establish procedures for submission of proposals to purchase the Cooperative's assets. The Trustee ultimately selected a bid by NRG Energy, Inc. to create a new limited liability company (Louisiana Generating LLC) to purchase certain non-nuclear assets of the Cooperative. In September 1999, the Bankruptcy Court approved the Plan of Reorganization (the "Plan"), which incorporates the Acquisition Agreement (see Note 3). The purchase price of the assets to be acquired by Louisiana Generating LLC is $1,026 million, subject to adjustment for interest rate fluctuations beyond specific levels. In addition, Louisiana Generating LLC has agreed to reimburse the Members for up $14 million of the expenses that the Members incurred in connection with the bankruptcy of the Cooperative. The transaction is scheduled to close on March 31, 2000, subject to various conditions.

          The assets to be acquired by Louisiana Generating LLC include all non-nuclear assets owned by the Cooperative, other than enumerated excluded assets defined in the Acquisition Agreement. Generally, the assets to be acquired consist of:

          • Big Cajun I and Big Cajun II, Units 1 and 2;

          • the Cooperative's 58% interest in Big Cajun II, Unit 3;

          • an energy control center and headquarters building;

          • approximately 4,200 acres of agricultural land near Coushatta, Louisiana;

          • a 540 MW General Electric steam turbine generator;

          • a 17.5 mile gas pipeline system;

          • 848 steel rotary dump railcars;

          • approximately 38,000 annual sulfur dioxide allowances;

          • all coal inventory, oil in storage, materials and supplies;

          • the Big Cajun II solid waste closure investment fund; and

          • certain transmission assets and all other substations.

          Louisiana Generating LLC will not assume any liabilities of the Cooperative, other than (i) obligations under any of the contracts that Louisiana Generating LLC assumes in connection with the acquisition and which arise on or after the closing date of the acquisition, (ii) contingent liabilities related to certain tax benefit transfer agreements to which the Cooperative was a party and (iii) environmental liabilities that may exist related to the transferred property, including the obligation to rehabilitate the Big Cajun II ash and wastewater impoundment areas (see Note 8).

3. Basis of Presentation

          The accompanying carve-out financial statements have been presented in accordance with generally accepted accounting principles and were derived from the historical accounting records of the Cooperative. The statements are intended to present the net assets and certain revenue and expenses of the Cajun Electric (Cajun Facilities) business to be acquired by Louisiana Generating LLC pursuant to the Fifth Amended and Restated Asset Purchase and Reorganization Agreement among Louisiana Generating LLC, Ralph R. Mabey, as Chapter 11 Trustee of Cajun Electric Power Cooperative, Inc., and NRG Energy, Inc. (as to Sections 7.4, 9.13 and 9.14 of the agreement only) (the "Acquisition Agreement") and the Cooperative's bankruptcy proceedings (see Note 2). Louisiana Generating LLC has agreed to purchase substantially all of the Cooperative's non-nuclear electric power generating facilities and related transmission assets, inventory and other real and personal property. Louisiana Generating LLC will not acquire the "Excluded Assets", as defined in the Acquisition Agreement, which generally consist of the Cooperative's cash, receivables and investments, nor will it assume any liabilities of the Cooperative, except as described in Note 2. Accordingly, the carve-out financial statements do not include all assets, liabilities, revenue and costs and expenses of the Cooperative as of and for the periods presented.

          Generally, the statements of net assets exclude the Cooperative's cash, investments (except decommissioning trust fund investments), employee post-retirement benefit obligation, liabilities subject to compromise in the bankruptcy proceeding, income taxes and equity and margin accounts. The statements of certain revenue and expenses exclude the Cooperative's investment earnings (except earnings from the decommissioning trust fund investments), bankruptcy reorganization costs, income taxes, and revenue, expenses and losses related to the ownership, operation and disposal of its 30% interest in the River Bend Nuclear Station in 1997. All long-term debt of the Cooperative is subject to compromise in the bankruptcy proceeding and during the three years ended December 31, 1999 the Cooperative did not record any interest expense thereon in accordance with American Institute of Certified Public Accountants Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." Therefore, the carve-out financial statements do not include any long-term debt of the Cooperative or interest expense thereon.

          Although Louisiana Generating LLC will not purchase any receivables or assume any liabilities of the Cooperative, except as described in Note 2, the statements of net assets include receivables, accounts payable and accrued expenses in order to present the historical net assets of the business operation that will be acquired.

          The carve-out financial statements do not include a statement of cash flows due to exclusion of cash from the statements of net assets. However, see Note 4 for a summary of cash provided by and used in Cajun Electric's (Cajun Facilities) operating and investing activities.

4. Summary of Significant Accounting Policies

Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant Customers and Concentrations of Credit Risk

          During 1999 sales to two customers totaled 16.7% and 18.9%, respectively, of total operating revenue (1998: 16.7% and 19.2%, respectively; 1997: 16.2% and 19.0%, respectively). No other customer accounted for more than 10% of total operating revenue during the years ended December 31, 1999, 1998 and 1997.

Electric Plant in Service and Construction Work in Progress

          Electric plant in service and construction work in progress are stated on the basis of cost. Depreciation is computed using the straight-line method over the expected useful lives of the related component assets. The net book value of units of property replaced or retired, including costs of removal net of any salvage value, is charged to operations.

Fuel and Supplies Inventories

          Fuel and supplies inventories are stated on the basis of cost utilizing the weighted-average cost method of inventory valuation.

Fair Values of Financial Instruments

          Investments held in the decommissioning reserve fund are comprised of U.S. government debt securities carried at amortized cost, which approximates fair value.

Summary of Cash Flows

          Summarized cash flows from operating and investing activities were as follows (in thousands):

	1999	1998	1997
Cash flows from operating activities:
Revenues in excess of expenses	$67,914	$63,563	$43,738
Adjustments to reconcile net margins to net cash:
Depreciation and amortization	37,930	38,117	39,537
Asset dispositions	2,878	5,900	481
Changes in accounts receivable	(4,939)	5,988	(2,838)
Changes in fuel and prepayments	6,060	(8,184)	5,315
Changes in accounts payable and accrued expenses	(2,313)	(4,333)	(254)
Net cash provided by operating activities	107,530	101,051	85,979
Cash flows from (for) investing activities:
Capital expenditures	(11,631)	(9,999)	(7,074)
	$95,899	$91,052	$78,905

5. Utility Plant

          Electric plant in service is comprised of the following generating facilities:

	Capable	Louisiana Generating
	Generating
Generating Unit	Capacity	Percentage	Megawatts
	(Unaudited)		(Unaudited)
Big Cajun II, Unit 1	575	100%	575
Big Cajun II, Unit 2	575	100%	575
Big Cajun II, Unit 3	575	58%	334
Big Cajun I, Unit 1	110	100%	110
Big Cajun I, Unit 2	110	100%	110
	1,945		1,704

          Big Cajun II, Unit 3 is jointly owned by the Cooperative (58%) and Gulf States Utilities (42%). The unit is operated by the Cooperative pursuant to a Joint Ownership Participation and Operating Agreement, which governs the rights and obligations to the ownership of the facility. Each owner is entitled to their ownership percentage of the hourly net electrical output of the unit. All fixed costs of operating the unit are shared in proportion to the respective ownership interests and all variable costs are borne in proportion to the energy delivered to either co-owner. The statements of certain revenue and expenses include the Cooperative's share of all fixed and variable costs of operating the unit. The Cooperative's 58% share of the original cost included in electric plant in service at December 31, 1999 was $291.1 million ($290.9 million at December 31, 1998). The corresponding accumulated depreciation and amortization was $151.1 million ($141.9 million at December 31, 1998).

          The Cooperative will assign the Joint Ownership Participation and Operating Agreement to Louisiana Generating LLC upon closing of the acquisition.

          Electric plant in service balances at December 31 consisted of the following (in thousands):

	1999	1998
Production:
Coal	$1,048,012	$1,041,741
Gas	35,368	34,749
Transmission	94,393	94,320
General	21,155	20,565
	$1,198,928	$1,191,375

          Construction work in progress consists of improvements and additions to existing plants. The estimated cost to complete these projects at December 31, 1999 was approximately $10.8 million.

          Electric plant held for future use of approximately $9.9 million at December 31, 1999 and 1998 consists primarily of land, carried at its original cost of $9.5 million, related to an abandoned lignite project that has been retained as a possible site for a future generating facility.

          The net change in accumulated depreciation and amortization for the years ended December 31 was (in thousands):

	1999	1998
Charged to operating expenses	$37,930	$38,117
Charged to fuel inventories and other assets	1,192	1,197
	$39,122	$39,314
Less: Disposals and other adjustments	762	1,435
	$38,360	$37,879

          Substantially all of the assets included in the carve-out statements of net assets are pledged as collateral to the Cooperative's long-term debt payable to the Rural Utilities Service. In addition, certain office facilities have been separately pledged as collateral to the Cooperative's industrial revenue bonds. These obligations are included in the Cooperative's pre-petition liabilities subject to compromise, which have been excluded from the carve-out statement of net assets. Upon execution of the Plan and closing of the acquisition, Louisiana Generating LLC will acquire the assets free of such encumbrances.

6. Employee Benefit Plans

          All of the Cooperative's employees participate in the National Rural Electric Cooperatives Association (NRECA) Retirement and Security Program once they have met minimum service requirements. The Cooperative makes annual contributions to the plan equal to the amounts accrued for pension expense. In this master multiple-employer defined benefit plan, which is available to all member cooperatives of the NRECA, the accumulated benefits and plan assets are not determined or allocated separately by individual employer. The Cooperative's contributions to the plan and amounts included in the accompanying statements of certain revenue and expenses of Cajun Electric (Cajun Facilities) totaled approximately $1.7 million, $1.7 million and $1.3 million in 1999, 1998 and 1997, respectively.

          The Cooperative also maintains a defined contribution pension plan, which constitutes a cash or deferred arrangement under section 401(k) of the Internal Revenue Code of 1986 (as amended). Once minimum service requirements are met, all of the employees of the Cooperative are eligible to participate in the plan. Under the terms of the plan, which is administered by the NRECA, the Cooperative matches 50% of employee contributions up to a maximum of 4% of each participating employee's base compensation. The Cooperative's contributions to the plan and amounts included in the accompanying statement of certain revenue and expenses of Cajun Electric (Cajun Facilities) totaled approximately $0.4 million, $0.3 million and $0.4 million in 1999, 1998 and 1997, respectively.

          The Cooperative also makes medical benefits available to all retirees. For those nonbargaining employees who retire at age 62 or thereafter and who have at least 10 years of service, the Cooperative will pay a portion of the cost. All other retirees are required to pay the full cost of benefits. Net periodic postretirement benefit expense of approximately $0.8 million, $0.8 million and $0.8 million in 1999, 1998 and 1997, respectively, is included in the accompanying statement of certain revenue and expenses.

          Upon the closing of the acquisition, all of the Cooperative's employee benefit plans will be terminated, including the defined benefit pension plan, the defined contribution (401(k)) pension plan and the post-retirement healthcare plan and no liabilities related thereto will be assumed by Louisiana Generating LLC.

7. Rates and Regulation

          The electric rates charged by the Cooperative to its Members have been subject to the jurisdiction of the Louisiana Public Service Commission ("LPSC"). For the three years ended December 31, 1999, the Cooperative provided capacity and energy to its 11 Members pursuant to "all requirements" power supply agreements. Generally, the all requirements power supply agreements obligated the Cooperative to supply and required the Members to purchase all of the energy and capacity required by the Members for service to its retail customers, with limited exceptions. The Cooperative also provided capacity and energy to three other customers under long-term power agreements and sold excess capacity and energy on a merchant basis to other power suppliers and marketers.

          Pursuant to the Acquisition Agreement and the Plan, all 11 Members have elected to terminate, effective on the closing date, their existing all requirements supply agreements with the Cooperative. Each of the 11 Members has selected one of three alternative supply options offered by Louisiana Generating LLC, to be effective immediately after the acquisition closes. Seven of the Members have agreed to purchase power from Louisiana Generating LLC under long-term "all requirements" power supply agreements with terms of 25 years commencing on the acquisition closing. After the initial term, each agreement will continue on a year to year basis unless either party gives the other five years' notice of its intent to terminate the agreement. The remaining four Members have agreed to purchase power from Louisiana Generating LLC under short-term four-year transition power supply agreements. A Member may terminate a short-term agreement upon two years advance notice.

          The underlying terms and provisions of the long- and short-term power supply agreements offered by Louisiana Generating LLC and selected by the Members have been approved by the LPSC, which has regulatory authority over the Members. Although the form of the agreements have been approved by the LPSC, each Member must obtain approval from the LPSC of the supply alternative selected. Such approval has been obtained by three of the Members that have elected the long-term agreement. The remaining eight Members are expected to request and receive LPSC approval of their decisions prior to the closing of the acquisition.

Electric Utility Deregulation

          On December 17, 1997, the LPSC accepted a staff report finding that deregulation, or retail wheeling, may be in the public interest contingent upon numerous issues being individually and adequately researched. During January 1998, the LPSC investigated the issues of tax implications; unbundling; market structure; market power, reliability, Independent System Operators; stranded costs and benefits; consumer protection, public policy programs and environmental issues; and future regulatory structure and affiliate relationships. In February of 1999, LPSC staff issued a report finding that restructuring is not in the public interest and recommending that the LPSC defer making a final determination. At its March 1999 Open Session, the LPSC adopted a new procedural schedule to continue its investigation of competitive implications through August of 2000. The effect of deregulation upon Cajun Electric (Cajun Facilities) cannot be determined at this time.

8. Other Commitments and Contingencies

Coal Supply and Transportation Agreements

          Purchases under the terms of contracts for the acquisition and related transportation of coal during 1999, 1998 and 1997 were approximately $129 million, $136 million and $127 million, respectively. Louisiana Generating LLC will not assume any liabilities incurred by the Cooperative prior to the closing of the acquisition related to the existing coal supply and transportation agreements.

          Louisiana Generating LLC has entered into a five-year coal supply agreement under which Triton Coal Company will sell to Louisiana Generating LLC sufficient quantities of coal to satisfy the full coal requirements of the Cajun facilities.

          Louisiana Generating LLC has entered into a five-year coal transportation agreement with Burlington Northern and Santa Fe Railway Company and American Commercial Terminal LLC which agreement will be effective on the closing date of the acquisition. Pursuant to the agreement, the railroad will transport the coal from the Triton mines in Wyoming to St. Louis, Missouri, and American Commercial Terminal will transport the coal down the Mississippi River from St. Louis to the Cajun facilities.

Decommissioning

          The Cooperative is required by the State of Louisiana Department of Environmental Quality ("DEQ") to rehabilitate its Big Cajun II ash and wastewater impoundment areas upon removal from service of the Big Cajun II facilities. On July 1, 1989, the Cooperative established a guarantor trust (the "Solid Waste Disposal Trust Fund") to accumulate the estimated funds necessary for such purpose. The Cooperative deposited $1.06 million in the Solid Waste Disposal Trust Fund in 1989, and has funded $116,000 annually thereafter, based upon the Cooperative's estimated future rehabilitation cost (in 1989 dollars) of approximately $3.5 million and the remaining estimated useful life of the Big Cajun II facilities. Cumulative contributions to the Solid Waste Disposal Trust Fund and earnings on the investments therein are accrued as a decommissioning liability. At December 31, 1999 the carrying value of the trust fund investments and the related accrued decommissioning liability was approximately $3.5 million. The trust fund investments are comprised of various debt securities of the United States and are carried at amortized cost, which approximates their fair value.

          The Solid Waste Trust Fund is included in assets to be acquired by Louisiana Generating LLC, which will also assume the obligation to rehabilitate the Big Cajun II ash and wastewater impoundment areas.

Letters of Credit

          The Cooperative has outstanding two letters of credit in the aggregate amount of approximately $15 million as of December 31, 1999 supporting potential indemnity payments related to certain tax benefit transfer agreements to which the Cooperative was a party. The letters of credit will be terminated upon the closing of the acquisition. However, as of the closing date, Louisiana Generating LLC will assume the contingent liability related to the potential indemnity payments.

Member Class Action Rate Litigation

          On September 20, 1989, a class action petition was filed in the Tenth Judicial District State Court in Natchitoches Parish, Louisiana, naming the Cooperative's Members as defendants. The plaintiffs in this action seek a refund of all rate increases enacted by the Cooperative's Members from 1978 until the respective Member voted to be subject to the jurisdiction of the LPSC or was placed under the jurisdiction of the LPSC by action of the State Supreme Court. On October 17, 1989, the case was moved to the federal courts. On August 28, 1992, the District Court abstained from this matter in favor of proceedings at the LPSC.

          THE LPSC currently has an open docket associated with this matter. On August 19, 1994, the LPSC adopted the standards recommended by its Special Counsel. Based on those standards, Special Counsel issued a report in August 1996 recommending that 23 of the 29 rate increases implemented during the period of nonregulation be found presumptively not unreasonable and be eliminated from further review. Special Counsel recommended that the remaining six rate increases be further reviewed for reasonableness. On November 18, 1997, the LPSC issued Order U-19943-B dismissing two more rate increases, finding all but the four remaining increases presumptively not unreasonable. On August 19, 1998, the LPSC dismissed two rate increases for Southwest Louisiana Electric Membership Corporation leaving the final two rate increases to be reviewed for reasonableness. A hearing was held on October 12, 1999, on the last two rate increases. The LPSC staff is expected to issue a final report in time for the LPSC to vote on the matter at its March 2000 Open Session. The timing or outcome of this matter is uncertain and no provision for any liability that may result has been made in the financial statements. However, each Member has entered into a stipulation with the Trustee which releases the Bankruptcy Estate from claims by the Members that might arise as a result of any refunds which the LPSC may order. Further, Louisiana Generating LLC will not assume any liability that may result from the outcome of this matter.